

December 3, 2014

Via E-mail
Brian Mitts
Chief Financial Officer,
Executive VP-Finance and Treasurer
NexPoint Real Estate Advisors, L.P.
300 Crescent Court, Suite 700
Dallas, Texas 75201

> **Re:** **NexPoint Resident Trust, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form 10**
> **Filed November 7, 2014**
> **File No. 001-36663**

Dear Mr. Mitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial information presented within your filing to include the period ended September 30, 2014, including your financial statements and pro formas.

2. We note your response to comment 2 in our letter dated October 31, 2014. Please provide us with a copy of the tax opinion received from Jones Day.

Business and Properties, page 76

3. We note that you reference throughout your information statement that at the time of completion of the spin-off, you will own a portfolio that consists of 31 multifamily properties. Please revise to clarify that nine of the properties referenced are probable acquisitions that have not yet been completed or advise. Please also include risk factor

disclosure that identifies and discusses the risk associated with your ability to close on your probable acquisitions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Senior Counsel, at (202) 551-3391or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief

cc: Charles Haag